SEQUIAM
CORPORATION



                                September 4, 2003

VIA ELECTRONIC FILING &
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VIA U.S. MAIL
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450  Fifth  Street,  N.W.                                          MAIL STOP 4-6
Judiciary  Plaza
Washington,  D.C.  20549

Re:  Sequiam Corporation
     Form SB-2 filed on April 25, 2003 (Form SB-2/A filed on May 7, 2003 and June 23, 2003)
     SEC File No. 333-104769
     Application to Withdraw Registration Statement - Form RW

Ladies  and  Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Sequiam Corporation, a California corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, SEC File No. 333-104769 (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on April 25, 2003, and was amended by Amendment No. 1 on May 7, 2003, and again by Amendment No. 2 on June 23, 2003.

Based upon the comments received from the Securities and Exchange Commission, the Registrant has determined not to proceed with the public offering contemplated by the Registration Statement. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement and all activity regarding the proposed public offering has been discontinued.

Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use in accordance with Rule 457(p) under the Securities Act.



                      300 Sunport Lane - Orlando, FL 32809
                    407-541-0773 (voice) - 407-240-1431 (fax)
                                 www.Sequiam.com


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Securities and Exchange Commission
September 4, 2003
Page 2


In addition to the Registrant, please provide a copy of the order consenting to the withdrawal of the Registration Statement to our counsel:

Raymond A. Lee
Lee & Goddard LLP
18500 Von Karman Avenue, Suite 400
Irvine, California 92612

If you have any questions regarding this application for withdrawal, please contact Mr. Lee at (949) 253-0500.


Very truly yours,

/s/ Mark Mroczkowski

Mark Mroczkowski
Vice President &
Chief Financial Officer


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